Cybin Provides Corporate Update and Highlights Key Upcoming Milestones Across its Development Pipeline

- Company to host conference call to discuss positive Phase 2 CYB003 interim results today, November 1, 2023 at 11:00 a.m. ET -

- Complete Phase 2 topline data for CYB003 in MDD expected in Q4 2023 -

TORONTO, CANADA – November 1, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, today provided an update on its clinical-stage programs and key upcoming milestones across its development pipeline.

“The clinical progress we have made over the past few months is truly remarkable, exemplified by our recently released positive Phase 2 interim data for CYB003 in major depressive disorder (“MDD”), which demonstrated rapid and significant improvement in depression symptoms three weeks after a single dose,” said Doug Drysdale, Chief Executive Officer of Cybin. “In coming months, we look forward to presenting the complete Phase 2 topline data for CYB003 in MDD, as well as Phase 1 data readouts for our proprietary novel deuterated N,N-dimethyltryptamine (“DMT”) compounds, CYB004 and SPL028.”

Upcoming clinical milestones:

CYB003 - Deuterated Psilocybin Analog Program

•Complete Phase 2 topline safety and efficacy data readout for CYB003 in MDD, including 6-week data and results on the incremental benefit of a second dose expected in Q4 2023
•Submission of topline data to U.S. Food and Drug Administration (“FDA”) following readout, for an end of Phase 2 meeting in early 2024
•Additional Phase 2 data assessing durability of effect for CYB003 at 12 weeks expected in Q1 2024

•Progression to an international, multisite Phase 3 trial in early 2024 to further evaluate the safety and efficacy of CYB003 capsules in a larger MDD patient population, with recruiting expected to begin by end of Q1 2024

Deuterated DMT Program

•Phase 1 dosing, pharmacokinetic (“PK”) and pharmacodynamic (“PD”), and safety data for CYB004 and SPL028 expected in Q4 2023
•Initiate Phase 2 proof-of-concept study in participants with generalized anxiety disorder in Q1 2024
•A CYB004 subcutaneous formulation study in Q1 2024 in addition to the SPL028 formulation work

“Looking ahead, Cybin plans to run four clinical studies in 2024, reflecting the team’s strong execution on strategic priorities and commitment to accelerating our programs. We are in an exciting period of clinical development, and we look forward to sharing important data readouts across our pipeline of differentiated therapeutics,” concluded Drysdale.

CYB003 Phase 2 Interim Results Conference Call and Webcast Details:

Date:            Wednesday, November 1, 2023

Time:            11:00 a.m. ET.

Dial-in:            800-245-3047 (U.S. Toll-Free) or 203-518-9765 (International)

Conference ID:    CYBN1101

Webcast:        Register for the webcast here

The archived webcast will also be available on Cybin’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to report Phase 2 safety and efficacy data from its CYB003 program in Q4 2023; release of CYB003 12-week durability data in Q1 2024; progression to Phase 3 development of CYB003 in early 2024; recruitment for a CYB003 Phase 3 study and commencement of the phase 3 study in Q1 2024; the Company’s expected end of Phase 2 meeting with the FDA in early 2024; topline Phase 1 data for CYB004 and SPL028 in Q4 2023; commencement of a phase 2 study of the Company’s proprietary novel deuterated DMT compounds in patients with generalized anxiety disorder in Q1 2024; CYB004 subcutaneous formulation study in Q1 2024; and the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com